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                                                                 Rule 424(b)(3)
                                                              File No. 33-83494


                             PROSPECTUS SUPPLEMENT
                             dated February 7, 1997
                                       to
                         Prospectus dated July 12, 1995


                 The cover page of the accompanying Prospectus and the information included therein under the caption "Plan of Distribution" are hereby amended and supplemented as follows:

                          Holders of Warrant Shares may from time to time offer and sell the Warrant Shares by or for their respective accounts at prices and on terms to be determined at the time of sale, to purchasers directly or through underwriters, brokers, dealers, or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions. From time to time the holders of Warrant Shares may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and redeliver Warrant Shares in connection therewith. To the extent required, the purchase price, the name of any such underwriter, dealer or agent and the applicable underwriter's discount, dealer's purchase price or agent's commission with respect to a particular offering, if any, will be set forth in an accompanying supplement to this Prospectus.

                          Holders of Warrant Shares and all broker-dealers and agents, if any, that participate in a distribution of any of the Warrant Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, in which event all discounts, concessions or commissions, if any, received by such brokers, dealers, agents or underwriters and all profits, if any, on the resale of the Warrant Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The aggregate net proceeds to the holders of Warrant Shares from the sale of Warrant Shares offered by such holders hereby will be the purchase price of such Warrant Shares, less all commissions, if any, and other expenses of issuance and distribution not borne by the Company.

                 The information contained in the table on pages 21 and 22 of the accompanying Prospectus captioned "Warrant Shares Issuable Upon Exercise of Noteholder Warrants" is hereby supplemented by adding to such table the following:

                                                            Noteholder               Warrant
                                                            Warrants                 Shares
                                                            -----------              ---------
         Morgan Stanley & Co. Incorporate2                     210,000                  126,000 (subject to
                                                                                                adjustment)

and by amending footnote 2 to such table to read in full as follows:

                          2       Morgan Stanley & Co. Incorporated ("MS&Co.")
         is a wholly owned subsidiary of Morgan Stanley Group Inc. Morgan Stanley Group Inc., through its affiliates, was the beneficial owner (as such term is defined in Rule 13d-3 of the Rules and Regulations of the Securities Exchange Act of 1934, as amended) on January 23, 1997 of 171,593 shares of Common Stock and warrants to purchase an additional 244,400 shares (subject to adjustment) of Common Stock.

                          In May 1995, MS&Co., an affiliate of Morgan Stanley Venture Partners L.P., the sole general partner of Morgan Stanley Venture Capital Fund L.P. ("MSVCF"), acted as dealer-manager for the tender offer by the Company's wholly owned subsidiary Protection One Alarm Monitoring, Inc. ("Monitoring") for the $50 million principal amount of Monitoring's 12% Series B Senior Subordinated Notes due 2003 then outstanding; in addition, MS&Co. together with another investment banker (the "Placement Agents") acted as initial purchasers of an aggregate of





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         $166 million principal amount of the Discount Notes and warrants to purchase an aggregate of 531,200 shares (subject to adjustment) of Common Stock from the Company at a price of $6.60 per share (the "1995 Warrants"), which notes and warrants were subsequently resold by the Placement Agents pursuant to Rule 144A to a number of financial institutions. MS&Co. received from the Company and Monitoring a fee of $125,000 for MS&Co.'s services as dealer-manager and compensation of approximately $3.5 million in connection with the Rule 144A transaction. Pursuant to a Prospectus dated January 11, 1996 and the related Prospectus Supplement dated February 7, 1997 relating to an aggregate of 531,200 shares of Common Stock offered by certain stockholders, including 61,600 shares (subject to adjustment) of Common Stock offered by MS&Co., the shares of Common Stock underlying the 1995 Warrants were registered by the Company with the Commission for resale.

                 MS&Co. was the managing underwriter of an offering made pursuant to a registration statement dated February 6, 1996 filed by the Company with the Commission for an underwritten public offering of 2,500,000 shares of Common Stock offered by the Company and an aggregate of 1,500,000 shares offered by certain stockholders, including 382,447 shares offered by MSVCF. MS&Co. received underwriting discounts and commissions of approximately $880,000 as managing underwriter of the public offering.

                 In addition, MS&Co. was the managing underwriter of a public offering made pursuant to a registration statement dated September 16, 1996 by Monitoring of $90 million principal amount of 6-3/4% Convertible Senior Subordinated Notes due 2003, which notes are convertible into Common Stock and unconditionally guaranteed by the Company. MS&Co. received underwriting discounts and commissions aggregating $2,173,500 (including fees and commissions resulting from the underwriters' purchase of all of the additional notes available from Monitoring under the offering to cover over-allotments) as managing underwriter of the public offering.

                 Andrew C. Cooper, a Principal of MS&Co., was formerly a member of the Company's Board of Directors.

         All capitalized terms used but not defined in this Prospectus Supplement are used as defined in the accompanying Prospectus.





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